UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 27 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 199

06004458

hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53492

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRIGGS - FICKS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 EAST WISCONSIN AVENUE, SUITE 860
(No. and Street)

MILWAUKEE (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARY E. BRIGGS 414-273-2112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIPFLI
(Name – *if individual, state last, first, middle name*)

10000 INNOVATION DRIVE, SUITE 250 (Address) MILWAUKEE, (City) WI (State) 53226 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 26 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Briggs-Ficks Securities LLC

Milwaukee, Wisconsin

Financial Statements and Additional Information

Years Ended December 31, 2005 and 2004

Briggs-Ficks Securities LLC

Financial Statements and Additional Information

Years Ended December 31, 2005 and 2004

Table of Contents

WIPFLi LLP

Independent Auditor's Report

Board of Directors
Briggs-Ficks Securities LLC
Milwaukee, Wisconsin

We have audited the accompanying statements of financial condition of Briggs-Ficks Securities LLC as of December 31, 2005 and 2004, and the related statements of operations, changes in members' equity and cash flows for the years ended December 31, 2005 and 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Briggs-Ficks Securities LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information appearing on pages 11 through 13 is presented for purposes of additional analysis; it is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

January 19, 2006
Milwaukee, Wisconsin

Briggs-Ficks Securities LLC

Balance Sheets

December 31, 2005 and 2004

Assets		2005		2004
Cash and cash equivalents	$	13,777	$	3,179
Trading securities		151,070		155,143
Receivables from clearing organization		28,410		34,479
Office furniture and equipment - Net		6,585		9,123
TOTAL ASSETS	$	199,842	$	201,924
Liabilities and Members' Equity				
Liabilities - Accrued expenses	$	83,467	$	87,406
Members' equity		116,375		114,518
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	199,842	$	201,924

See accompanying notes to financial statements.

Briggs-Ficks Securities LLC

Statements of Operations

Years Ended December 31, 2005 and 2004

	2005	2004
Revenue:		
Commissions	$ 281,025	$ 295,899
Money market rebates	42,663	38,573
Trading gains and losses, net	(4,072)	20,885
Interest and dividend income	3,306	2,230
Other revenue	14,194	13,149
Total revenue	337,116	370,736
Operating expenses:		
Salaries and benefits	167,721	194,483
Occupancy	48,220	56,779
Floor brokerage, exchange and clearing	68,399	80,194
Insurance	4,350	5,632
Regulatory fees and expenses	5,460	1,596
Legal and professional fees	9,341	11,782
Other	31,768	32,055
Total operating expenses	335,259	382,521
Net income (loss)	$ 1,857	$ (11,785)

See accompanying notes to financial statements.

Statements of Members' Equity

Years Ended December 31, 2005 and 2004

	Members' Contributions	Accumulated Losses	Total Members' Equity
Balances at January 1, 2004	$ 209,123	$ (82,820)	$ 126,303
Net loss	0	(11,785)	(11,785)
Balances at December 31, 2004	209,123	(94,605)	114,518
Net income	0	1,857	1,857
Balances at December 31, 2005	$ 209,123	$ (92,748)	$ 116,375

See accompanying notes to financial statements.

Briggs-Ficks Securities LLC

Statements of Cash Flows

Years Ended December 31, 2005 and 2004

	2005	2004
Increase (decrease) in cash:		
Cash flows from operating activities:		
Net income (loss)	$ 1,857	$ (11,785)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	2,678	5,999
(Gain) loss on trading equities	4,073	(20,885)
Changes in operating assets and liabilities:		
Decrease in receivables from clearing organization	6,069	5,948
Decrease in prepaid expenses	0	3,716
Increase (decrease) in accrued expenses	(3,939)	17,583
Total adjustments	8,881	12,361
Net cash provided by operating activities	10,738	576
Cash flows from investing activities:		
Purchases of office furniture and equipment	(140)	(1,112)
Net cash used in investing activities	(140)	(1,112)
Net change in cash	10,598	(536)
Cash at beginning	3,179	3,715
Cash at end	$ 13,777	$ 3,179

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Principal Business Activity

Briggs - Ficks Securities, LLC (the "Company") provides broker/dealer services, specializing in institutional security trading. The Company is a member of the National Association of Security Dealers ("NASD") and is registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii), which provides that funds and securities belonging to the Company's customers will be handled by a correspondent broker-dealer. The Company acts as an introducing broker and clears all transactions on a fully disclosed basis with a clearing broker or dealer. Therefore, the Company does not have to comply with the reserve requirement pursuant to SEC Rule 15c3-3. The Company's customers are located primarily in the Milwaukee, Wisconsin, metropolitan market.

Operations

The Company was incorporated on June 15, 2001. The Company's operations are primarily devoted to providing brokerage and investment services to individual and corporate clients.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Note 1 Summary of Significant Accounting Policies (Continued)

Trading Securities and Commissions

All investments are classified as trading securities. Realized and unrealized gains and losses on trading securities are included as a separate line item on the statements of operations.

Security transactions, commission income, and related clearing expenses are recorded on a settlement date basis, generally the third business day following the trade date of the security transaction. The majority of revenues are attributable to the daily trading of securities by customers.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, money market accounts, and deposits with banks and clearing organizations. As part of the Company's agreement with their clearing organization, they are required to maintain at least $100,000 on deposit consisting of cash and trading securities with the clearing organization.

Advertising Costs

Advertising costs are expensed as incurred. There were no advertising costs for the years ended December 31, 2005 and 2004

Depreciation

Depreciation and amortization are computed on the straight-line method for financial reporting purposes based on the 3 to 10-year estimated useful lives for office furniture and equipment.

Note 1 Summary of Significant Accounting Policies (Continued)

Income Taxes

Under provision of the Internal Revenue Code, the Company has elected to be treated as a partnership for income tax purposes. Accordingly, the Company is generally not subjected to federal or state income taxes at the corporate level. All tax attributes of the Company will be passed through to its members and income taxes will be paid by the individual members.

Note 2 Leases

The Company has an operating lease for its current office space. Rent expense for the periods ended December 31, 2005 and 2004, was $37,782 and $39,817, respectively. The lease expires September 30, 2006. Minimum future lease payments for the year ending December 31 are as follows:

2006	$	29,314

The lease provides for annual adjustments to rent for changes in real estate taxes and operating expenses. The minimum future payments above are computed using the current charges for real estate taxes and operating expenses.

The Company has two consecutive options to renew the lease for an additional three-year term under substantially the same terms and conditions.

Note 3 Trading Securities

Trading securities consist of 3,510 shares of Marshall & Ilsley Corp. stock. This investment has been pledged to RBC Dain Rauscher, as a clearing deposit.

Note 4 Office Furniture and Equipment

Office furniture and equipment at December 31 consist of:

		2005		2004
Office furniture	$	12,458	$	12,458
Office equipment		18,646		18,506
Total		31,104		30,964
Less accumulated depreciation		24,519		21,841
Total office furniture and equipment	$	6,585	$	9,123

Depreciation expense for the years ended December 31, 2005 and 2004, was $2,678 and $5,999, respectively.

Note 5 Net Capital Requirements

The Company is subject to the Securities and Exchange commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Under the terms of the Company's registration with the SEC, the minimum net capital requirement must exceed $5,000. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of $62,645, which exceeded its required net capital by approximately $57,000. The Company's ratio of aggregate indebtedness to net capital was 1.33 to 1.

Note 6 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 7 Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains cash balances in a bank insured by the Federal Deposit Insurance Corporation up to $100,000. At various times during the year, its balance may exceed the insured limit.

Note 8 Concentration with Major Customer

The majority of revenue from trading commissions is concentrated in a group of accounts closely related to a single family of trust accounts.

Note 9 Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker-dealer to the extent of a net loss on the unsettled trade. At December 31, 2005, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

Note 10 Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during the years ended December 31, 2005 and 2004. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

Note 11 Related Party Transactions

The Company pays commissions to its owners, included in salaries and benefits expense in the statement of operations, in the regular course of business. Commission expense to the Company's owners was $13,042 and $12,442 for the years ended December 31, 2005 and 2004, respectively. Unpaid commission owed to the Company's owners was $28,025 and $16,920 as of December 31, 2005 and 2004, respectively

Additional Information

WIPFLI LLP

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Briggs-Ficks Securities LLC
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements and additional schedules of Briggs-Ficks Securities LLC (the "Company"), for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests for such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited my occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parities.

Wipfli LLP

Wipfli LLP

January 19, 2006
Milwaukee, Wisconsin

Briggs-Ficks Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005 and 2004

	2005	2004
Net capital:		
Total members' equity	$116,376	$114,517
Deductions and/or charges:		
Nonallowable assets:		
Office furniture and equipment	(6,585)	(9,123)
Prepaid expenses	0	0
Other deductions	(5,000)	(5,000)
Net capital before haircuts on securities positions	104,791	100,395
Haircuts:		
Securities	(22,661)	(23,271)
Undue concentration	(19,436)	(19,956)
Other	(50)	(42)
Net capital	$62,645	$57,126
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accured expenses	$83,467	$87,406
Total aggregate indebtedness	$83,467	$87,406
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	$5,564	$5,827
Minimum dollar requirement	5,000	5,000
Net capital requirement	$5,564	$5,827

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Continued)

December 31, 2005 and 2004

	2005	2004
Excess net capital at required minimum dollar amount	$57,645	$52,126
Excess net capital at 6.67% of aggregate indebtedness	$57,081	$51,298
Ratio: Aggregate indebtedness to net capital	1.33 to 1	1.53 to 1